
April 21, 2011

Eric Bullinger
Chief Financial Officer
Vestin Mortgage, LLC
8880 West Sunset Road, Suite 200
Las Vegas, NV 89148

> **Re:** **Vestin Realty Mortgage I, Inc.**
> **Form 8-K Dated March 18, 2011**
> **Filed March 21, 2011**
> **File No. 000-51964**
> **Vestin Realty Mortgage II, Inc.**
> **Form 8-K Dated March 18, 2011**
> **Filed March 21, 2011**
> **File No. 000-51892**

Dear Mr. Bullinger:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

Eric McPhee
Staff Accountant